UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: January 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

XT Energy Group, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

No.1, Fuqiao Village, Henggouqiao Town

Address of Principal Executive Office (Street and number):

Xianning, Hubei, China 437012

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K filed by XT Energy Group, Inc. (the “Registrant”) with the Securities and Exchange Commission (“SEC”) on December 20, 2018, Xianning Xiangtian Energy Holding Group Co. Ltd. (“Xianning Xiangtian”), the variable interest entity of the Registrant, entered into an equity investment agreement with two parties unrelated to the Registrant or Xianning Xiangtian, who are shareholders of Hubei Rongentang Wine Co., Ltd. (“Wine Co.”) and Hubei Rongentang Herbal Wine Co., Ltd. (“Herbal Wine Co.” and collectively with Wine Co., the “Rongentang”), each a limited liability company incorporated in the People’s Republic of China. Wine Co. is engaged in the business of manufacturing and sales of wine products and Herbal Wine Co. is engaged in the business of manufacturing and sales of herbal wine products, on December 14, 2018 (the “Rongentang Acquisition”). The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019 (the “Form 10-Q”) will be the first quarterly report filing for the Registrant since the completion of the Rongentang Acquisition. The Registrant requires additional time to complete certain disclosures and analyses to be included in the Form 10-Q in connection with the Rongentang Acquisition. As a result of the above-described matters related to the Rongentang Acquisition, the compilation, dissemination and review of the information required to be presented in the Form 10-Q could not be completed and filed by the Registrant without undue hardship and expense to the Registrant. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Zhou Deng Hua	(929)	228-9298
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues increased by $41,314,492, or 7,033.0%, to $41,901,929 for the six months ended January 31, 2019 as compared to $587,437 for the six months ended January 31, 2018. Total cost of revenue increased by $31,391,184, or 6,366.3%, to $31,884,269 for the six months ended January 31, 2019 as compared to $493,085 for the same period in 2018. Net income increased by $4,832,778, or 317%, to net income of $3,308,253 for the six months ended January 31, 2019, from a net loss of $1,524,525 for the same period in 2018.

XT Energy Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2019	By:	/s/ Yanhong Xue
Name: Yanhong Xue
Title: Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).